PROSPECTUS SUPPLEMENT

(to prospectus dated May 21, 2008 and the prospectus supplements dated July 15, 2008, August 29, 2008, September 10, 2008, October 10, 2008, October 15, 2008, January 13, 2009, and January 14, 2009)

Filed Pursuant to Rule 424(b)(3) Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated May 21, 2007 and the prospectus supplements dated July 15, 2008, August 29, 2008, September 10, 2008, October 10, 2008, October 15, 2008, January 13, 2009, and January 14, 2009.

See “Risk Factors” beginning on page 15 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

The date of this prospectus supplement is April 8, 2009.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

BIOMET ANNOUNCES NET SALES RESULTS FOR THIRD QUARTER OF FISCAL YEAR 2009

AND DETAILS REGARDING TIMING OF FULL FINANCIAL RELEASE AND CONFERENCE CALL

WARSAW, Ind., April 8, 2009 – Biomet, Inc. announced today net sales results for its third fiscal quarter ended February 28, 2009.

•	Net sales increased 2% to $615 million, with 10% growth in the U.S.
•	Hip sales increased 5% worldwide, with a U.S. growth rate of 16%
•	Knee sales increased 3% worldwide, with growth of 8% in the U.S.
•	Spine sales increased 7% worldwide, with 15% U.S. growth

Net sales increased 2% to $615.0 million during the third quarter of fiscal year 2009 compared to $603.1 million for the third quarter of fiscal year 2008.

Reconstructive product sales grew 1% worldwide during the third quarter, with 10% growth in the United States.

Sales of Biomet’s hip products increased 5% during the third quarter, with a 16% sales increase in the United States. The primary drivers of third quarter hip sales growth included the traditional and Microplasty™ versions of the Taperloc® Hip Stem; M2a-Magnum™ Acetabular Systems; Ringloc® and Regenerex® Ringloc®+ Modular Acetabular Systems; and E-Poly® Antioxidant Infused Technology Acetabular Liners, as well as the Exceed™ ABT (Advanced Bearing Technologies) Acetabular System, which is available only outside the United States.

Global knee sales increased 3% and increased 8% in the United States during the quarter. Key products during the third quarter were the Vanguard® Complete Knee System and the Oxford® Partial Knee System, as well as the recently introduced E-Poly® Antioxidant Infused Technology Tibial Bearings. The E-Poly® technology provides Vitamin E infused highly crosslinked polyethylene, which is designed to offer strength and oxidative stability for improved wear characteristics.

As a result of the weak economy and the elective nature of dental implant treatment, dental reconstructive device sales decreased 16% worldwide during the third quarter and decreased 10% in the United States.

Fixation sales were flat worldwide during the third quarter and increased 1% in the United States. Strong sales growth of craniomaxillofacial fixation products, along with slightly positive sales growth for internal fixation, was offset by decreased sales of electrical stimulation and external fixation devices during the third quarter.

Spine product sales increased 7% worldwide, with 15% growth in the United States due to strong sales of spine hardware and spinal stimulation devices. Sales of spine hardware and orthobiologics for the spine increased 17% in the United States during the quarter.

Sales of “other” products increased 6% worldwide and increased 14% in the United States due to continued strong demand for sports medicine products and positive sales growth of softgoods and bracing products.

The following table provides third quarter sales performance by product segment:

Third Quarter Sales Performance

	Worldwide Reported Quarter 3 - 2009	Worldwide Reported Growth%	United States Growth%
Reconstructive	$453.8	1%	10%
Hips		5%	16%
Knees		3%	8%
Dental		-16%	-10%
Other		6%	26%
Fixation	57.0	0%	1%
Spine	53.8	7%	15%
Other	50.4	6%	14%

Total Sales	$615.0	2%	10%

On a geographic basis, U.S. sales increased 10% to $387.9 million during the third quarter; Europe sales decreased 13% to $167.8 million; and International sales (primarily Canada, South America, Mexico and the Pacific Rim) remained flat, at $59.3 million.

For the nine-month period ended February 28, 2009, net sales increased 7% to $1,864.8 million. Fiscal year to date, U.S. sales grew 10% to $1,135.9 million; Europe sales increased 5% to $532.6 million; and International sales grew 14% to $196.3 million.

Biomet’s President and Chief Executive Officer Jeffrey R. Binder remarked, “I am pleased to announce very positive sales results for our core orthopedic reconstructive device category during the third quarter of fiscal year 2009. I’m particularly encouraged by the strong momentum in our hip sales, which grew 16% in the United States. Knee sales increased 8% in the United States despite being up against steep growth rates from last year’s third quarter of 23% growth in the United States.”

Mr. Binder continued, “Additionally, we experienced strong U.S. sales in our spine and sports medicine divisions, contributing to our consolidated domestic sales growth of 10% during the third quarter. While we face considerable issues in the dental market, I’m pleased with Biomet’s overall progress during the third quarter and the first nine months of fiscal year 2009.”

Mr. Binder will be presenting this sales data at the Goldman Sachs Leveraged Finance Healthcare Conference today in New York.

In conjunction with the Fiscal 2009 Third Quarter full financial release, you are invited to participate in the third quarter conference call on Tuesday, April 14th, 2009 at 10:00 a.m. Eastern.

Individuals wishing to participate in the conference call may dial (888) 400-7916. International callers should dial (703) 925-2612. The confirmation number for the call is 995005.

All trademarks herein are the property of Biomet, Inc. or its subsidiaries unless otherwise indicated.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Transaction

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc. on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer at (574) 372-1687 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the success of the Company’s principal product lines; the results of ongoing investigations by the United States Department of Justice and the United States Securities and Exchange Commission; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement and Corporate Integrity Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K (as amended) and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc.

Product Sales

Three Month Period Ended February 28, 2009

(In millions, unaudited)

	Q3 2009	Q3 2008	Reported Growth %
Reconstructive	$453.8	$448.8	1.1%
Fixation	57.0	56.8	0.4%
Spine	53.8	50.1	7.4%
Other	50.4	47.4	6.3%

Total	$615.0	$603.1	2.0%

Biomet, Inc.

Product Sales

Nine Month Period Ended February 28, 2009

(In millions, unaudited)

	Q3 2009	Q3 2008	Reported Growth %
Reconstructive	$1,383.2	$1,283.3	7.8%
Fixation	175.5	172.0	2.0%
Spine	160.4	154.9	3.6%
Other	145.7	137.5	6.0%

Total	$1,864.8	$1,747.7	6.7%

Biomet, Inc.

Geographic Segment Sales Percentage Summary

Three Month Period Ended February 28, 2009

(In millions, unaudited)

	Q3 2009	Q3 2008	Reported Growth %
Geographic Segments:
United States	$387.9	$351.6	10.3%
Europe	167.8	192.1	(12.7)%
International	59.3	59.4	(0.2)%

Total	$615.0	$603.1	2.0%

Biomet, Inc.

Geographic Segment Sales Percentage Summary

Nine Month Period Ended February 28, 2009

(In millions, unaudited)

	Q3 2009	Q3 2008	Reported Growth %
Geographic Segments:
United States	$1,135.9	$1,036.1	9.7%
Europe	532.6	535.8	(0.6)%
International	196.3	175.8	11.7%

Total	$1,864.8	$1,747.7	6.7%